

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Michael Cammarata
President and Chief Executive Officer and Director
Neptune Wellness Solutions Inc.
545 Promenade du Centropolis
Suite 100
Laval, Quebec
Canada H7T 0A3

> **Re: Neptune Wellness Solutions Inc.**
> **Registration Statement on Form F-3**
> **Filed January 28, 2022**
> **File No. 333-262411**

Dear Mr. Cammarata:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas M. Rose